Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS REPORTS THIRD QUARTER 2023 FINANCIAL RESULTS AND PROVIDES CORPORATE UPDATE

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Positive topline data reported in July from TREK-AD, a Phase 2b study of eblasakimab in moderate-to-severe atopic dermatitis, met the primary endpoint across three dosing arms; the study established eblasakimab's potential to deliver a monthly dosing regime from initiation with a competitive efficacy profile.
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Preparations underway for the advancement of eblasakimab into Phase 3 clinical development in 2024
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Topline interim data from the FAST-AA (FArudodstat STudy in Alopecia Areata) Phase 2a study of farudodstat expected in the first quarter of 2024
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$40.8 million in cash and cash equivalents as of September 30, 2023; expected runway into the second half of 2024

San Mateo, California, and Singapore, October 27, 2023 – ASLAN Pharmaceuticals (Nasdaq: ASLN), a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today announced financial results for the third quarter ended September 30, 2023, and provided an update on recent corporate activities.

“At the start of the third quarter, we presented positive topline Phase 2b data from the TREK-AD study showing eblasakimab has the potential to deliver a monthly dosing regimen from initiation of treatment with a competitive efficacy profile. In our recent survey of US physicians, this attribute was considered to be one of the most important in a new therapy for atopic dermatitis (AD) and a compelling advantage to differentiate eblasakimab within the current AD treatment landscape by seventy percent of those surveyed,” said Dr Carl Firth, CEO, ASLAN Pharmaceuticals.

“Additionally, data from the TREK-AD study was accepted as a late-breaker oral presentation at the European Academy of Dermatology and Venereology congress in October. We presented a new analysis demonstrating eblasakimab was equally effective in AD patients whose disease was scored as severe, while placebo effects were markedly reduced, leading to a widening in placebo-adjusted efficacy. The correlation of high placebo rates with lower disease severity has been observed in other recent AD studies and highlights the sensitivity of the placebo response to disease severity. As discussed in a recent webinar we hosted with key opinion leaders in dermatology, the absolute efficacy of a drug could be a more reliable measure, and more relevant in the real world, than placebo-adjusted efficacy where there are differences in baseline disease severity. These analyses and others still ongoing, together with the findings from our patient and physician surveys, support our planning of a Phase 3 study of eblasakimab, which we would expect to initiate in 2024 alongside a global commercial partner,” Dr Firth added.

Third quarter 2023 and recent business highlights

Q3 and recent clinical developments

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In July, ASLAN published a perspective article in Annals of Allergy, Asthma and Immunology, in collaboration with Emma Guttmann-Yassky MD, PhD, titled “Targeting type 2 immune activation beyond atopic dermatitis”. The article discusses the potential of a therapeutic like eblasakimab to treat a range of Type 2 driven comorbidities beyond AD. The open access article can be read here.
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In July, ASLAN presented five abstracts showcasing findings related to eblasakimab as posters and oral presentations at the 25th World Congress of Dermatology which took place in Singapore. The posters can be accessed in the “Publications” section of ASLAN’s website.
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In July, ASLAN announced positive topline data from the Phase 2b dose-ranging TREK-AD study of eblasakimab that met the primary endpoint across three dose arms. Eblasakimab demonstrated the potential for once-monthly dosing from initiation with a competitive efficacy profile in moderate-to-severe AD.
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In October, ASLAN presented a late-breaker abstract showcasing new data from the TREK-AD study of eblasakimab at the 32nd EADV Congress, in Berlin, Germany. New data from a post-hoc analysis of patients with severe disease (defined as those with a baseline Eczema Area and Severity Index (EASI) score of at least 21), representing 63% of the intent-to-treat patients, show monthly dosing with 600 mg eblasakimab for 16 weeks led to a 74.5% reduction in EASI score (versus 38.0% on placebo, p<0.0001) and EASI-75 of 53.6% (versus 12.9% on placebo, p=0.0009), representing a marked widening in placebo-adjusted efficacy while the response to eblasakimab treatment was maintained. Three additional abstracts on eblasakimab and farudodstat were presented at the congress. The posters can be accessed in the “Publications” section of ASLAN’s website.
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In October, in collaboration with Dermatology Times, ASLAN published a virtual KOL video series featuring Dr Peter Lio, MD, FAAD showcasing insights from a survey commissioned by ASLAN on US patients’ satisfaction with current AD treatments and physician prescribing habits. The video series can be accessed here.
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In October, ASLAN co-hosted a panel discussion with a leading Clinical Research Organization entitled, “The Changing Face of Atopic Dermatitis: How the Clinical Trial and Treatment Landscape has Changed in the Seven Years Following Dupilumab’s Introduction” that featured Key Opinion Leaders, Jonathan Silverberg, MD, PhD, MPH (The George Washington University School of Medicine and Healthy Sciences) and April W. Armstrong, MD, MPH (UCLA). ASLAN presented further post-hoc analyses from the TREK-AD study, as well as insights from a recently completed survey of AD patients and US physicians' attitudes to prescribing treatments for AD. A replay of the event is available here.

Anticipated upcoming milestones

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Presentation of preliminary results on eblasakimab in a human translational model of chronic obstructive pulmonary disorder (COPD) at the 7th Annual Dermatology Drug Development Summit for Inflammatory Skin Diseases on 2 November.
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Topline interim data from the FAST-AA study of farudodstat is expected in the first quarter of 2024.
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A Phase 1 trial of eblasakimab in Japan is expected to be initiated by ASLAN’s partner, Zenyaku Kogyo Co,. in the first half of 2024.
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ASLAN is conducting continued analyses of the TREK-AD study and plans to submit data on biomarkers and patient reported outcomes for publication at a future scientific congress.
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An end-of-Phase 2 meeting with the US Food and Drug Administration is expected and subsequent initiation of the Phase 3 clinical program for eblasakimab is expected to occur in 2024.

Third quarter 2023 financial highlights

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As of September 30, 2023, the Company had cash and cash equivalents of $40.8 million.
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Cash used in operations for the third quarter of 2023 was $13.7 million compared to $9.1 million in the same period in 2022. Net cash outflow was $1.7M following receipt of $12.0 million in July from Zenyaku Kogyo Co. as an upfront strategic license payment.
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Research and development expenses were $7.2 million in the third quarter of 2023 compared to $8.0 million in the third quarter of 2022. The decrease was due to lower clinical development and manufacturing costs for the eblasakimab studies following the TREK-AD topline data readout.
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General and administrative expenses were $3.2 million in the third quarter of 2023 compared to $2.3 million in the third quarter of 2022.
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Net loss attributable to stockholders for the third quarter of 2023 was $9.7 million compared to a net loss of $10.9 million for the third quarter of 2022.
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The weighted average number of American Depositary Shares (ADSs) outstanding in the computation of basic loss per share for the second quarter of 2023 was 17.2 million (representing 430.1 million ordinary shares) compared to 13.9 million (representing 348.7 million ordinary shares) for the third quarter of 2022. One ADS is the equivalent of twenty-five ordinary shares.

ASLAN Pharmaceuticals Limited

CONSOLIDATED BALANCE SHEETS

(In US Dollars, other than shares or share data)

	December 31, 2022 (audited)	September 30, 2023 (unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$56,902,077	$40,817,976
Other assets	3,976,350	3,474,152
Total current assets	$60,878,427	$44,292,128
NON-CURRENT ASSETS
Investment in associate company	8,587	—
Property, plant and equipment	43,140	33,746
Right-of-use assets	249,601	306,644
Intangible assets	5,836	2,746
Total non-current assets	307,164	343,136
TOTAL ASSETS	$61,185,591	$44,635,264
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	$12,784,485	$4,423,242
Other payables	2,325,038	2,327,606
Lease liabilities - current	215,671	299,689
Current borrowings	7,748,831	13,487,952
Financial liabilities at fair value through profit or loss	90,213	439,026
Total current liabilities	23,164,238	20,977,515
NON-CURRENT LIABILITIES
Long-term borrowings	29,656,133	24,539,483
Total non-current liabilities	29,656,133	24,539,483
Total liabilities	52,820,371	45,516,998
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY
Ordinary shares	63,019,962	63,849,964
Capital surplus	223,910,955	244,541,212
Accumulated deficits	(278,386,749)	(309,093,962)
Other reserves	(178,948)	(178,948)
Total equity/(capital deficiency) attributable to stockholders of the Company	8,365,220	(881,734)
Total equity/(capital deficiency)	8,365,220	(881,734)
TOTAL LIABILITIES AND EQUITY	$61,185,591	$44,635,264

ASLAN Pharmaceuticals Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In US Dollars, other than shares or share data)

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2022	2023	2022	2023
NET REVENUE	$—	$—	$—	$12,000,000
COST OF REVENUE	—	—	—	—
GROSS PROFIT	—	—	—	12,000,000
OPERATING EXPENSES
General and administrative expenses	(2,318,889)	(3,179,670)	(7,173,938)	(9,994,501)
Research and development expenses	(7,975,962)	(7,241,965)	(27,315,008)	(32,894,613)
Total operating expenses	(10,294,851)	(10,421,635)	(34,488,946)	(42,889,114)
LOSS FROM OPERATIONS	(10,294,851)	(10,421,635)	(34,488,946)	(30,889,114)
NON-OPERATING INCOME AND EXPENSES
Other income	66,677	75,279	223,427	75,413
Interest income	86,642	1,413	130,439	394,871
Other gains	246,923	1,795,161	541,496	3,146,881
Finance costs	(937,111)	(1,131,585)	(2,897,432)	(3,333,926)
Total non-operating income and expenses	(536,869)	740,268	(2,002,070)	283,239
Share in (losses)/gain of associated company, accounted for using equity method	(78,144)	—	(390,516)	(8,587)
LOSS BEFORE INCOME TAX	(10,909,864)	(9,681,367)	(36,881,532)	(30,614,462)
INCOME TAX EXPENSE	(19,842)	(28,000)	(19,842)	(92,751)
NET LOSS FOR THE PERIOD	(10,929,706)	(9,709,367)	(36,901,374)	(30,707,213)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	$(10,929,706)	$(9,709,367)	$(36,901,374)	$(30,707,213)
NET LOSS ATTRIBUTABLE TO:
Stockholders of the Company	$(10,929,706)	$(9,709,367)	$(36,901,374)	$(30,707,213)
Non-controlling interests	—	—	—	—
	$(10,929,706)	$(9,709,367)	$(36,901,374)	$(30,707,213)
TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Stockholders of the Company	$(10,929,706)	$(9,709,367)	$(36,901,374)	$(30,707,213)
Non-controlling interests	—	—	—	—
	$(10,929,706)	$(9,709,367)	$(36,901,374)	$(30,707,213)
LOSS PER ORDINARY SHARE
Basic and diluted	$(0.03)	$(0.02)	$(0.11)	$(0.08)
LOSS PER EQUIVALENT ADS
Basic and diluted	$(0.78)	$(0.56)	$(2.65)	$(1.90)
Weighted-average number of ordinary shares in the computation of basic loss per ordinary share	348,723,365	430,057,627	348,723,365	404,220,504
Weighted-average number of ADSs in the computation of basic loss per ADS	13,948,935	17,202,305	13,948,935	16,168,820

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq: ASLN) is a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients. ASLAN is developing eblasakimab, a potential first-in-class antibody targeting the IL-13 receptor in moderate-to-severe atopic dermatitis (AD) with the potential to improve upon current biologics used to treat allergic disease, and has recently reported positive topline data from a Phase 2b dose ranging study in moderate-to-severe AD. ASLAN is also developing farudodstat, a potent oral inhibitor of the enzyme dihydroorotate dehydrogenase (DHODH) as a potential first-in-class treatment for alopecia areata (AA) in a Phase 2a proof-of-concept trial with an interim readout expected in 1Q 2024. ASLAN has teams in San Mateo, California, and in Singapore. For additional information please visit the website or follow ASLAN on LinkedIn.

Forward looking statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to statements regarding the Company’s business strategy and clinical development plans; the Company’s plans to develop eblasakimab and farudodstat; the safety and efficacy of eblasakimab and farudodstat; the Company’s plans and expected timing with respect to clinical trials, clinical trial results, and meetings with the US Food and Drug Administration for eblasakimab and farudodstat; the potential of eblasakimab as a first-in-class treatment with once-monthly dosing from initiation with a competitive efficacy profile in moderate-to-severe alopecia areata; the potential of farudodstat as a first-in-class treatment for alopecia areata; the potential benefits, capabilities and results of the Company’s collaboration and partnership efforts; the Company’s potential partnership with a global commercial partner for a Phase 3 study of eblasakimab; the Company’s plans to submit data for publication; and the Company’s cash runway. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; the fact that results of earlier studies and trials may not be predictive of future trial results; the fact that the Company will have limited control over the efforts and resources that Zenyaku Kogyo Co. devotes to advancing development programs under the strategic license agreement; clinical site activation rates or clinical trial enrolment rates that are lower than expected; the impact of the ongoing conflicts between Ukraine and Russia as well as between Israel and Hamas on the Company’s business and the global economy; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001- 38475), including the Company’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 24, 2023. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.

Ends

ASLAN Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6206 7350 Email: ASLAN@spurwingcomms.com	Ashley R. Robinson LifeSci Advisors, LLC Tel: +1 (617) 430-7577 Email: arr@lifesciadvisors.com